U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Hernandez                             Jorge
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   (Last)                            (First)              (Middle)

c/o Wireless Synergies, Inc., 21700 Oxnard Street, Suite 1030
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                                    (Street)

Woodland Hills                        CA                   91367
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

March 29, 2002
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Wireless Synergies, Inc. (WLSY.OB)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Executive General Manager - Senior Vice President
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock, par value $.001                0

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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Employee Stock           3/15/01    3/15/10         Common Stock,          85,683        $.025          Direct
Options (1)                                         par value $.001
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Employee Stock           1/9/02     1/9/12          Common Stock,          85,683        $.25           Direct
Options (2)                                         par value $.001
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

(1) Pursuant to the terms of that certain Amended and Restated Agreement and Plan of Merger, dated March 13, 2002, as amended by that certain letter agreement dated March 21, 2002, by and among Wireless Synergies, Inc. ("Wireless"), 2KSounds, Inc. and certain selling stockholders of 2KSounds, Inc. (the "Merger Agreement"), these options, which were granted to the Reporting Person on March 15, 2000, were converted into options to purchase shares of common stock, par value $.001 (the "Common Stock") of Wireless on March 29, 2002, the effective date of the transactions contemplated by the Merger Agreement. Of the 85,683 options granted, 21,421 became vested and fully exercisable on March 15, 2001. From that date forward, options to purchase 1,785 shares of Common Stock become vested and fully exercisable on the 15th day of each month thereafter.

(2) Pursuant to the Merger Agreement, these options, which were granted to the Reporting Person on January 9, 2002, were converted into options to purchase shares of Common Stock of Wireless on March 29, 2002, the effective date of the transactions contemplated by the Merger Agreement. Of the 85,683 options granted, 1,785 became vested and fully exercisable on Janaury 9, 2002. From that date forward, options to purchase 1,785 shares of Common Stock become vested and fully exercisable on the 9th day of each month thereafter.



       /s/ Jorge Hernandez                                    April 12, 2002
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           Jorge Hernandez                                               Date


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